Sun Life’s President departs for U.S. insurer

Toronto, ON (August 9, 2006) - Sun Life Financial Inc. (TSX/NYSE: SLF) today announced that C. James Prieur, age 55, is leaving effective September 6, 2006, to assume the position of Chief Executive Officer of Conseco, Inc., a U.S. insurance company.

“Jim Prieur has made a significant contribution to Sun Life during his 27 years with the organization,” said Donald A. Stewart, Chief Executive Officer. “He has played an important role in many of our major business operations, particularly in the United States, and as a leader in the corporate office.”

Mr. Prieur has been based in Hong Kong for the past twelve months providing direct leadership to Sun Life Financial Asia. The Company expects to announce a new leader for Sun Life Financial Asia in the near term.

“Sun Life Financial is a tremendous organization with great people, and is well placed for a strong future,” Prieur said. “The decision to leave was a difficult one, but I am intrigued by the opportunities that the new position provides and believe that the time was right for me to make a change.”

Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of June 30, 2006, the Sun Life Financial group of companies had total assets under management of CDN$387 billion.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

- 30 -
For further information:
Media Relations Contact:	Investor Relations Contact:
Terrie Tweddle	Kevin Strain
Assistant Vice-President, Media Relations	Vice-President, Investor Relations
Tel: (416) 979-6237	Tel: (416) 204-8163
terrie.tweddle@sunlife.com	investor.relations@sunlife.com